

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 7, 2023

Jennifer J. Rhodes, Esq.
General Counsel
Angion Biomedica Corp.
7-57 Wells Avenue
Newton, Massachusetts 02459

> **Re: Angion Biomedica Corp.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed March 29, 2023**
> **File No. 333-269741**

Dear Jennifer J. Rhodes:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 10, 2023 letter.

Amendment No. 1 to Registration Statement on Form S-4

Nasdaq Stock Market Listing, page 18

1. We note your revised disclosure in response to comment 3 that Nasdaq listing is a closing condition that could be waived by the parties without recirculation or resolicitation. Please provide us with your analysis as to why recirculation or resolicitation would not be required if this condition was to be waived. Please include in your analysis why the stockholders of Angion and Elicio would not view the listing on Nasdaq as a material part of their voting or investment decision.

Opinion of Angion's Financial Advisor, page 114

2. We note your response to comment 7 and re-issue in part. For the disclosure under

"Selected Public Companies Analysis" and "Selected Precedent Initial Public Offering Analysis," please revise to describe in more detail the underlying methodology and selection criteria used for selecting the companies listed for comparison purposes, including the general characteristics of the selected companies and how those companies compared to Elicio. To the extent that the analyses did not consider the number of product candidates in the pipeline and total addressable market, please address that in the disclosure.

Description of Elicio's Business, page 187

3.   We note your response to comment 14 and re-issue in part. Please disclose if there are any rules or procedures governing the scientific advisory board, and how members of this board are compensated in general terms.

Elicio's Pipeline, page 189

4.   We note your responses to comments 15 and 16. Given the uncertainty of the trial design for the two product candidates with undetermined indications, please provide us with a response that explains why these programs are sufficiently material to Elicio's business to warrant inclusion in the pipeline table at this time or revise your table as appropriate.

The results of Elicio's preclinical studies have provided evidence of ELI-002 activity against KRAS mutations, page 195

5.   We note your response to comment 20 and re-issue. While we note your disclosure that 5 mice were dosed, please specify whether the observed elimination rate was statistically significant. As requested by our prior comment, please also provide disclosure, if accurate, that Elicio has not generated preclinical data indicating cytotoxic activity against solid tumors in such models, clarify the extent to which the results described in this section may not be applicable to solid tumors in humans and indicate whether immunosuppressive effects were studied or observed in the pre-clinical models.

ELI-004: Elicio's Universal Adjuvant, page 204

6.   We note your response to comment 22 and re-issue. With a view towards disclosure, please tell us whether serious adverse events were observed in relation to ELI-004. If so, please also specify the number and the types of such serious adverse events.

Future Cash Needs and Funding Requirements, page 242

7.   We note your response to comment 24 and re-issue. We note your disclosure on page 243 regarding ongoing clinical trials, including the Phase 2 clinical trial of ANG-3070 in patients with PPKD. However, we note your disclosure on page 180 that Angion suspended the advancement of ANG-3070 in clinical studies. Please revise to reconcile your disclosure.

You may contact Christine Torney at 202-551-3652 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Jimmy McNamara at 202-551-7349 or Tim Buchmiller at 202-551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Brett D. White, Esq.